SUPER GROUP (SGHC) LIMITED

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

+44 (0) 14 8182-2939

January 10, 2022

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Keira Nakada

Linda Cvrkel

Taylor Beech

Jacqueline Kaufman

RE:	Super Group (SGHC) Ltd

Registration Statement on Form F-4

File No. 333-259395

Ladies and Gentlemen:

Super Group (SGHC) Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-4 to become effective on January 13, 2022, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp, Justin Stock, Garth Osterman, and Miguel Vega, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177.

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Very truly yours,

SUPER GROUP (SGHC) LIMITED

By:	/s/ Neal Menashe
Name:	Neal Menashe
Title:	Chief Executive Officer

cc:	Justin Stock, Cooley LLP

Garth Osterman, Cooley LLP

Miguel Vega, Cooley LLP

Carl Marcellino, Ropes & Gray LLP

Paul Tropp, Ropes & Gray LLP

Rachel Phillips, Ropes & Gray LLP

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